NGM BIOPHARMACEUTICALS, INC.

333 Oyster Point Boulevard

South San Francisco, CA 94080

April 1, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh

Jim Rosenberg

Dorrie Yale

Erin Jaskot

Re:	NGM Biopharmaceuticals, Inc.

Registration Statement on Form S-1, as amended (File No. 333-227608)

Request for Acceleration of Effective Date

Ladies and Gentleman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NGM Biopharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on April 3, 2019, or as soon thereafter as possible, or at such other time as the Registrant may request by telephone to the Staff. The Registrant hereby authorizes each of Kenneth Guernsey, Michael Tenta and Carlton Fleming of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlton Fleming of Cooley LLP at (650) 843-5865 or, in his absence, Michael Tenta of Cooley LLP at (650) 843-5636.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

NGM Biopharmaceuticals, Inc.

/s/ David J. Woodhouse
By:	David J. Woodhouse, Ph.D.
Title:	Chief Executive Officer, Acting Chief Financial Officer and Director

[Signature Page to Acceleration Request]